UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the month of **April, 2008**
Commission File No. **0-29320**

EIGER TECHNOLOGY, INC.

(Exact name of Registrant as specified in its charter)

144 Front Street West, Suite 700
Toronto, Ontario M5J 2L7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SUBMITTED HEREWITH

Exhibits

99.1   Press Release dated April 25, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eiger Technology, Inc.
(Registrant)

Date: April 25, 2008

By: */s/ Gary N. Hokkanen*

Name: Gary N. Hokkanen

Title: Chief Financial Officer

EIGER APPROVED TO LIST ON CNQ

Toronto, April 25, 2008 - Eiger Technology (CNQ: GAME, OTCBB: ETIFF) ("Eiger" or the "Company") is pleased to announce that it has received approval to list on the Canadian Trading and Quotation System Inc. ("CNQ"), Canada's newest stock exchange. The Company will commence trading on the CNQ on April 28, 2008 under the symbol "GAME", which coincides with the Company's intended name change to "Game Corp."

Launched in 2003, the CNQ is the first new Canadian stock exchange in over 70 years and has established itself as an alternative for emerging public companies. The CNQ offers simplified reporting requirements and cost effective policies. Fully recognized under the same rules and regulations as other Canadian exchanges, the CNQ has eliminated duplication of documentation and disclosure already required under substantial new reforms in securities laws and regulations over the past 5 years, thereby focusing only on stock exchange listing requirements, resulting in a commensurate reduction in professional fees.

"The CNQ's high standard of disclosure and low cost, streamlined policies are aligned to the Company's new direction and gaming strategy going forward" stated John G. Simmonds, CEO of Eiger. He further added, "The Company has several gaming initiatives under development and we look forward to their execution through our new relationship with the team at CNQ."

Dovetailing with the launch of its listing on the CNQ, Eiger will be delisting from the TSX at the close of business on April 25, 2008.

Eiger Technology, Inc., headquartered in Toronto, Ontario, is a management company that will trade under the symbol GAME on the Canadian Trading and Quotation System Inc. (effective April 28, 2008) and trades under the symbol ETIFF on the Over the Counter Bulletin Board. For more information please call (416) 477-5656 or refer to www.sedar.com.

The management of the company, who take full responsibility for its content, prepared this press release. The Canadian Trading and Quotation System Inc. has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.

For more information contact:
John G. Simmonds
Eiger Technology, Inc.
Telephone: (416) 477-5656, Ext. 301